UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 15, 2025, Mr. Wenkai Fang notified Mingteng International Corporation Inc. (the “Company”) of his resignation as an independent director and the chairman of the compensation committee, effective upon the Board of Directors approving the Company’s acceptance of his resignation notice, which occurred on September 15, 2025.

On September 15, 2025, the Board of Directors approved the appointment of Mr. Faming Lu as an independent director, chairman of the compensation committee, and member of the audit committee and nominating and corporate governance committee of the Company, effective September 15, 2025.

The biographical information of Mr. Faming Lu is set forth below:

Mr. Lu has more than 22 years of legal practice experience. Since October 2017, he has served as a partner at Shanghai Co-effort (Suzhou) Law Firm LLP. From August 2016 to September 2017, he worked as a lawyer at Jiangsu Zhuhui Law Firm, and from September 2007 to July 2016, he served as a lawyer at Jiangsu Shangtao Law Firm. From October 2003 to August 2007, he was a lawyer at Jiangsu Zhuhui Law Firm. Mr. Lu obtained a bachelor’s degree in philosophy from Jilin University in July 1997 and a master’s degree in law from Soochow University in July 2003.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Faming Lu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: October 3, 2025	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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